PRIMEWEST ENERGY TRUST

     NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

     Take notice that the annual general and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of PrimeWest Energy Trust (the “Trust”) will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Thursday, May 5, 2005 at 2:00 p.m. (Calgary time) for the following purposes:

1.    to receive the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors' report       thereon;

2.        to consider the nominees of the Trust standing for election as directors of PrimeWest Energy Inc.

(“PrimeWest”) and to direct Computershare Trust Company of Canada (the “Trustee”) to cause the election of such nominees as directors of PrimeWest;

3.        to appoint PricewaterhouseCoopers LLP as auditors of the Trust and PrimeWest, at a remuneration to be fixed by PrimeWest and approved by the board of directors of PrimeWest;

4.        to consider, and if thought advisable, approve a resolution by simple majority to amend, reconfirm and approve the Unitholder Rights Plan of the Trust which is embodied in the Unitholder Rights Plan Agreement dated as of March 31, 1999 between the Trust and The Trust Company of Bank of Montreal, as rights agent, as amended and restated as of April 5, 2002, between the Trust and Computershare Trust Company of Canada;

5.        to consider and, if thought advisable, to approve a special resolution which amends the Amended and Restated PrimeWest Royalty Agreement made as of October 16, 1996 and amended and restated as of November 6, 2002 to expand the scope of the investments in which funds in certain reserves may be invested, pending the use of those funds for the purposes for which the reserves were established; and

6.         to transact any other business which may properly come before the Meeting.

Calgary, March 17, 2005	By order of the Board of Directors of PrimeWest Energy Inc., the duly appointed attorney for PrimeWest Energy Trust (Signed) Donald A. Garner President and Chief Executive Officer

     The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular accompanying this notice.

     Unitholders of record at the close of business on March 15, 2005 (the “Record Date”), will be entitled to receive notice of, and to attend and vote at, the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting.

     Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or by courier or hand delivery to 600, 530 – 8th Avenue S.W, Calgary,

Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, forms of Proxy must be received no later than 24 hours (i.e., not later than 2:00 p.m. (Calgary time) on Wednesday, May 4, 2005) before the time for holding the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.

     Holders of class A exchangeable shares in the capital of PrimeWest (“Class A Exchangeable Shares”) of record at the close of business on the Record Date will be entitled to receive notice of the Meeting, and to attend the Meeting and to vote by way of the enclosed Voting Instruction Form on matters to come before the Meeting. No one who acquires Class A Exchangeable Shares after the Record Date shall be entitled to attend or vote at the Meeting on the basis of such Class A Exchangeable Shares.

     Holders of Class A Exchangeable Shares may vote by signing the enclosed form of Voting Instruction Form and remitting it to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the Voting Instruction Form must be received no later than 2:00 p.m. (Calgary time) on Wednesday, May 4, 2005.